UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

GlobalOptions Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

37946D209
(CUSIP Number)

ROBERT H. FRIEDMAN, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 13, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37946D209

1	NAME OF REPORTING PERSON JAMES LEE WITT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 870,851 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 870,851 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,851 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

(1) Includes 802,318 shares of GlobalOptions Group, Inc. held by James L. Witt Revocable Trust U/A/D 12/28/05, of which Mr. Witt is trustee.

CUSIP NO. 37946D209

1	NAME OF REPORTING PERSON JAMES L. WITT REVOCABLE TRUST U/A/D 12/28/05
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 802,318 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 802,318 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 802,318 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

(1) The 802,318 shares of GlobalOptions Group, Inc. held by James L. Witt Revocable Trust U/A/D 12/28/05 may be deemed controlled by Mr. Witt, the trustee of the trust.

CUSIP NO. 37946D209

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D originally filed by the undersigned on November 21, 2007, as amended.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On May 28, 2008, the Issuer issued a tender offer to holders of outstanding stock options issued prior to January 1, 2008 to exchange such options for restricted stock units (“RSUs”) on a 3 for 1 basis (the “Option Tender Offer”).  Each RSU represents one Share to be issued in the future, based on certain vesting requirements.  Vesting is contingent upon the holder’s continuous employment with or service to the Issuer through the applicable vesting dates.  Shares are delivered in satisfaction of RSUs upon vesting, subject to the holder’s furnishing the Issuer with, or otherwise making provision for, sufficient funds to satisfy the Issuer’s tax withholding obligations.

Mr. Witt participated in the Option Tender Offer, and on June 26, 2008, exchanged options to purchase an aggregate of 112,500 Shares for 37,500 RSUs.  Mr. Witt’s RSUs vest ratably on each of the first, second and third anniversaries of the grant date.

On July 13, 2009, 12,500 Shares were issued and delivered to Mr. Witt in satisfaction of the vesting of 12,500 RSUs issued to Mr. Witt pursuant to the Option Tender Offer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Mr. Witt holds 25,000 RSUs, which are scheduled to vest ratably on June 26, 2010 and June 26, 2011.  Vesting is contingent upon Mr. Witt’s continuous employment with or service to the Issuer through the applicable vesting dates.  Shares are delivered in satisfaction of RSUs upon vesting, subject to the holder’s furnishing the Issuer with, or otherwise making provision for, sufficient funds to satisfy the Issuer’s tax withholding obligations.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 13,798,348 Shares outstanding, as of July 13, 2009, based on information provided by the Issuer.

As of the close of business on July 13, 2009, Mr. Witt beneficially owned 870,851 Shares, including 802,318 Shares owned by JLW Trust, constituting approximately 6.3% of the Shares outstanding.

As of the close of business on July 13, 2009, JLW Trust owned 802,318 Shares, constituting approximately 5.8% of the Shares outstanding.  As trustee of JLW Trust, with sole voting and dispository power over the Shares owned by JLW Trust, Mr. Witt may be deemed to beneficially own the Shares owned by JLW Trust.

CUSIP NO. 37946D209

Item 5(b) is hereby amended and restated to read as follows:

(b)           Mr. Witt has sole power to vote and dispose of 870,851 Shares, including 802,318 Shares owned by JLW Trust.  As trustee of JLW Trust, Mr. Witt has sole voting and dispository power over the Shares owned by JLW Trust.

Item 5(c) is hereby amended and restated to read as follows:

(c)           Schedule A annexed hereto lists all transactions in the Securities by the Reporting Persons during the past sixty days.  All of such transactions were effected in the open market, except as otherwise noted on Schedule A.

CUSIP NO. 37946D209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 2009

/s/ James Lee Witt
JAMES LEE WITT

JAMES L. WITT REVOCABLE TRUST U/A/D 12/28/05

By:	/s/ James Lee Witt
Name:	James Lee Witt
Title:	Trustee

CUSIP NO. 37946D209

SCHEDULE A

Transactions in the Shares by the Reporting Persons During the Past 60 Days:

Shares Purchased	Price Per Share ($)	Date of Purchase

JAMES LEE WITT
12,500 (1)	n/a (1)	07/13/2009 (1)

JAMES L. WITT REVOCABLE TRUST U/A/D 12/28/05

(1)	On July 13, 2009, 12,500 Shares were issued and delivered to Mr. Witt in satisfaction of the vesting of 12,500 RSUs issued to Mr. Witt pursuant to the Option Tender Offer.